September 10, 2025

Kimberly Graper
Chief Financial Officer
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

       Re: Imunon, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-15911
Dear Kimberly Graper:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jeffrey Church